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                             December 21, 2023

       Robert L. Madore
       Chief Financial Officer
       LL Flooring Holdings, Inc.
       4901 Bakers Mill Lane
       Richmond, VA 23230

                                                        Re: LL Flooring
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33767

       Dear Robert L. Madore:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Net Sales, page 24

   1. We note your presentation of disaggregation of revenue by product type on page 42.
                                                        Please tell us what
consideration was given to also including a comparative discussion of net sales based on this
tabular presentation, and also by Pro versus Consumer net sales given your overall
shift in strategy to focus more on Pro sales.
       Results of Operations
       Selling, General and Administrative Expenses, page 25

   2. We note that the change in Adjusted SG&A of approximately $23 million is due primarily to increased investment
in your growth strategies including new stores, higher marketing spend, and Pro sales,
as well as competitive wage increases for customer facing
                                                        associates. In
addition, Adjusted SG&A deleveraged on lower net sales. Please quantify each of these changes.
Refer to the guidance in Item 303(b)(2) of Regulation S-K. Please note, to the extent
other line item changes are material, please identify and quantify each
 Robert L. Madore
LL Flooring Holdings, Inc.
December 21, 2023
Page 2
         event or circumstance leading to the variance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameRobert L. Madore                        Sincerely,
Comapany NameLL Flooring Holdings, Inc.
                                                          Division of
Corporation Finance
December 21, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName